UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

BENITEC BIOPHARMA INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
08205P100
(CUSIP Number)
April 28, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 08205P100	Page 2 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON OO

*Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 3 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON OO

 * Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 4 of 13

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON CO

 * Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 5 of 13

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON IN

  * Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 6 of 13

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON CO

 * Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 7 of 13

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 423,529
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 423,529
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 423,529
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.392%*
12	TYPE OF REPORTING PERSON IN

 * Based on 7,854,416 shares of the Issuer’s common stock outstanding as of April 28, 2021 immediately following the completion of the Issuer’s registered public offering, based on information reported in the Issuer’s preliminary Prospectus Supplement, dated April 27, 2021, filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the offering on April 28, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 8 of 13

Item 1.

(a)	Name of Issuer:

Benitec Biopharma Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3940 Trust Way Hayward, California 94545

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

SCHEDULE 13G
CUSIP NO. 08205P100		Page 9 of 13

Mr. Scheinfeld is a United States citizen

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)	CUSIP Number:

08205P100

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

SCHEDULE 13G
CUSIP NO. 08205P100		Page 10 of 13

Item 4.	Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class[2]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	423,529	5.392%	0	423,529	0	423,529

Lincoln Park Capital, LLC	423,529	5.392%	0	423,529	0	423,529

Rockledge Capital Corporation	423,529	5.392%	0	423,529	0	423,529

Joshua B. Scheinfeld	423,529	5.392%	0	423,529	0	423,529

Alex Noah Investors, Inc.	423,529	5.392%	0	423,529	0	423,529

Jonathan I. Cope	423,529	5.392%	0	423,529	0	423,529

1	Represents 423,529 shares of Common Stock purchased by LPC Fund directly from the Issuer in a registered public offering of Common Stock on April 28, 2021 (the “April 2021 Public Offering”).

2	Based on information contained in the Issuer’s preliminary Prospectus Supplement dated April 27, 2021 filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act in connection with the April 2021 Public Offering on April 27, 2021, and in the Issuer’s free writing prospectus filed with the Commission pursuant to Rule 433 under the Securities Act in connection with the April 2021 Public Offering on April 28, 2021 there were a total of 7,854,416 shares of Common Stock outstanding as of April 28, 2021, immediately following the completion of the Issuer’s April 2021 Public Offering, assuming no exercise of the underwriter’s over-allotment option granted by the Issuer to the underwriter in connection with the April 2021 Public Offering, which number of outstanding shares includes the 423,529 shares of Common Stock purchased by LPC Fund on April 28, 2021 directly from the Issuer in the April 2021 Public Offering.

As of April 28, 2021, LPC Fund beneficially owned, directly, an aggregate of 423,529 shares of Common Stock (representing approximately 5.392% of the outstanding shares of Common Stock as of April 28, 2021), representing the 423,529 shares of Common Stock purchased by LPC Fund on April 28, 2021 directly from the Issuer in the April 2021 Public Offering.

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund. Pursuant to Section 13(d) of the Securities Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 11 of 13

Pursuant to Rule 13d-4 of the Securities Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 08205P100		Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2021

LINCOLN PARK CAPITAL FUND, LLC		LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC		BY: ROCKLEDGE CAPITAL CORPORATION

BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld	By:	/s/ Joshua B. Scheinfeld
	Name: Joshua B. Scheinfeld		Name: Joshua B. Scheinfeld
	Title: President		Title: President

LINCOLN PARK CAPITAL FUND, LLC		LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC		BY: ALEX NOAH INVESTORS, INC.

BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope	By:	/s/ Jonathan I. Cope
	Name: Jonathan I. Cope		Name: Jonathan I. Cope
	Title: President		Title: President

ROCKLEDGE CAPITAL CORPORATION		ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld	By:	/s/ Jonathan I. Cope
	Name: Joshua B. Scheinfeld		Name: Jonathan I. Cope
	Title: President		Title: President

JOSHUA B. SCHEINFELD		JONATHAN I. COPE

/s/ Joshua B. Scheinfeld		/s/ Jonathan I. Cope
Name: Joshua B. Scheinfeld		Name: Jonathan I. Cope

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement